SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              CV Therapeutics, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    126667104
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 27, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------                             --------------------
CUSIP No. 126667104                                         Page 2 of 9 Pages
-------------------------------                             --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,250,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,250,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,250,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                             --------------------
CUSIP No. 126667104                                         Page 3 of 9 Pages
-------------------------------                             --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,250,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,250,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,250,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                             --------------------
CUSIP No. 126667104                                         Page 4 of 9 Pages
-------------------------------                             --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    766,700
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                766,700
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            766,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on May 17, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, par value $0.001 per share (the "Common Stock"), of CV Therapeutics, Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $11,081,810 of their own investment capital to acquire the 1,250,000 shares of Common Stock held by them. The Offshore Fund has expended an aggregate of approximately $6,803,461 of its own investment capital to acquire its 766,700 shares of Common Stock.
The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date hereof, the Management Company and Mr. Loeb beneficially own 1,250,000 shares of Common Stock (the "Shares"). The Shares represent 2.1% of the 60,673,846 shares of Common Stock outstanding as of February 20, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. As of the date hereof, the Offshore Fund directly beneficially owns 766,700 shares of Common Stock, representing 1.3% of the outstanding shares of Common Stock.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,250,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 766,700 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock.

     All of the transactions set forth on Schedules A and B were effected in the NASDAQ Global market. Other than as set forth on Schedules A and B, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Management Company and Mr. Loeb ceased to be the beneficial owners of more than five percent of the outstanding Common Stock on February 28, 2008. The Offshore Fund ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on February 27, 2008.





                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 29, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By:  /s/ Keith Waller
                                        ----------------------------------------
                                        Name:   Keith Waller
                                        Title:  Attorney-in-Fact




                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By:  Daniel S. Loeb, Director


                                   By:  /s/ Keith Waller
                                        ----------------------------------------
                                        Name:   Keith Waller
                                        Title:  Attorney-in-Fact




                                   DANIEL S. LOEB


                                   By:  /s/ Keith Waller
                                        ----------------------------------------
                                        Name:   Keith Waller
                                        Title:  Attorney-in-Fact









               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                     WITH RESPECT TO CV THERAPEUTICS, INC.]

                                   Schedule A


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


      Date           Transaction          Shares            Price Per Share($)
      ----           -----------          ------            ------------------
---------------- ------------------- ------------------ ------------------------
    12/31/07              Buy              231,000                  9.050
---------------- ------------------- ------------------ ------------------------
    12/31/07             Sell             (231,000)                 9.050
---------------- ------------------- ------------------ ------------------------
    1/31/08               Buy              43,400                   8.380
---------------- ------------------- ------------------ ------------------------
    1/31/08              Sell             (43,400)                  8.380
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (300,000)                 6.553
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (75,000)                  6.608
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (50,000)                  6.724
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (600,000)                 6.309
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (500,000)                 6.344
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (775,000)                 6.333
---------------- ------------------- ------------------ ------------------------
    2/28/08              Sell             (250,000)                 6.272
---------------- ------------------- ------------------ ------------------------
    2/28/08              Sell             (250,000)                 6.246
---------------- ------------------- ------------------ ------------------------
    2/28/08              Sell             (800,000)                 6.251
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell             (115,000)                 6.005
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell              (5,000)                  6.020
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell             (30,000)                  6.050
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell             (450,000)                 5.932
---------------- ------------------- ------------------ ------------------------

                                   Schedule B


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


      Date           Transaction          Shares            Price Per Share($)
      ----           -----------          ------            ------------------
---------------- ------------------- ------------------ ------------------------
    12/31/07             Sell             (211,700)                 9.050
---------------- ------------------- ------------------ ------------------------
    1/31/08               Buy               1,700                   8.380
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (45,900)                  6.608
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (30,600)                  6.724
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (367,700)                 6.309
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (306,400)                 6.344
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (181,700)                 6.553
---------------- ------------------- ------------------ ------------------------
    2/27/08              Sell             (475,000)                 6.333
---------------- ------------------- ------------------ ------------------------
    2/28/08              Sell             (153,200)                 6.272
---------------- ------------------- ------------------ ------------------------
    2/28/08              Sell             (153,300)                 6.246
---------------- ------------------- ------------------ ------------------------
    2/28/08              Sell             (489,500)                 6.251
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell             (70,500)                  6.005
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell              (3,000)                  6.020
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell             (18,400)                  6.050
---------------- ------------------- ------------------ ------------------------
    2/29/08              Sell             (275,500)                 5.932
---------------- ------------------- ------------------ ------------------------